Exhibit 21.1

LIST OF SUBSIDIARIES OF CB RICHARD ELLIS REALTY TRUST

Name of Subsidiary	Jurisdiction of Formation / Incorporation
CBRE Operating Partnership, L.P.	Delaware

CBRERT Coventry, Ltd.	Jersey

CBRERT UK Holdings, LLC	Delaware

CBRERT UK, LLC	Delaware

CBRERT UK TRS, LLC	Delaware

Hulfish Jersey Holdings, Ltd.	Jersey

RT Deerfield I, LLC	Delaware

RT Deerfield II, LLC	Delaware

RT Taunton, LLC	Delaware

RT Texas Industrial, L.P.	Delaware

RT Texas Industrial, LLC	Delaware